July 23, 2009

VIA EDGAR

Cecilia D. Blye, Esq. Chief, Office of Global Security Risk United States Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549-5546
Re:	DryShips Inc. Form 20-F for the Fiscal Year Ended December 31, 2008 Filed March 30, 2009 Amendment No. 1, Filed April 3, 2009 File No. 1-33922

Dear Ms. Blye:

We represent DryShips Inc. (the "Company").  By letter dated June 25, 2009, the staff of the Securities and Exchange Commission (the "Staff") provided comments to the Company's Annual Report on Form 20-F for the Fiscal Year ended December 31, 2008 (the "Annual Report").  The Company's responses, together with the Staff's requests, are set forth below.

1.
You state on page 13 of your Form 20-F that in the past you operated a drilling rig offshore Cuba.  You also state on page 35 that Cargill International Ltd. is one of your major customers in terms of voyage revenue in your drybulk operations.  We are aware of news reports published in February 2007 and July 2007 that indicate Cargill Inc.'s business contacts with Syria and Iran.  Cuba, Iran, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  We note that your Form 20-F does not include disclosure regarding contacts with Cuba, Iran, and Syria.  Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, and of any past, current and anticipated contacts with Iran and Syria, whether through subsidiaries or other direct or indirect arrangements.  In this regard, please tell us whether Cargill International Ltd. uses your ships in direct or indirect operations in Iran or Syria.  Your response should describe any products or services you have provided to Cuba, Iran or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Cecilia D. Blye, Esq.
July 23, 2009

Tell us also whether any ships you own, operate or charter provide any U.S.-origin goods to Cuba, Iran or Syria, or involve employees who are U.S. nationals in operations associated with those countries.

The Company currently operates in two business segments: the offshore drilling segment and the drybulk shipping segment.  The Company has operated in the drybulk shipping segment since its inception in 2004.  However, the Company only began operating in the offshore drilling segment in 2008, when it acquired Ocean Rig ASA ("Ocean Rig").  Prior to its acquisition by the Company, Ocean Rig was a publicly traded Norwegian offshore drilling company listed on the Oslo Stock Exchange.

Well prior to its acquisition by the Company, Ocean Rig had operated in Cuban waters from May 11, 2004 through August 22, 2004 pursuant to a contract with a non-Cuban entity – Repsol YPF.  The Company advises the Staff supplementally that this is the sole business contact that Ocean Rig had with Cuba, Iran or Syria.  To its knowledge, no U.S. personnel were employed by Ocean Rig with respect to this contract.  From the time of its acquisition of Ocean Rig, the Company has not had any business contacts with Cuba, Iran or Syria in its drilling rig segment.  Since (i) the business contact between Ocean Rig and Cuba occurred almost four years before the acquisition of Ocean Rig by the Company and (ii) there have been no business contacts in the Company's drilling rig segment since the acquisition of Ocean Rig, the Company believes that its drilling rig segment has no business contacts with Cuba, Iran or Syria.

With respect to the Company's drilling rig segment, the Company does not currently anticipate any business contacts with Cuba, Iran or Syria.

With respect to its drybulk shipping segment, the Company has not had any business contacts with Cuba or Syria.  For the three fiscal years ended December 31, 2006 through 2008, vessels owned by the Company called at an Iranian port an aggregate of four times.  In 2006, the M/V Padre called once at Bandar Imman Khomeini with a cargo of soya beans.  In 2007, each of the M/V La Jolla and M/V Formentera called once at Bandar Imman Khomeini with  cargos of soya beans and maize, respectively.  In 2008, the M/V Sonoma called once at Bandar Imman Khomeini with a cargo of wheat.  In addition, in the first quarter of 2009, the M/V Sonoma

Cecilia D. Blye, Esq.
July 23, 2009

called once at Bandar Abbas with a cargo of wheat.  Two of the cargoes for these calls were loaded in the United States, at New Orleans, Louisiana and Portland, Oregon, respectively, while the remaining three cargoes originated from outside the United States.  The charterers for the two voyages that originated in the United States were Cargill International SA Geneva and Baumarine AS of Oslo, Norway, respectively.  To the Company's knowledge, none of these calls involved any U.S. personnel.

The sole port call in Cuba, Iran or Syria with respect to a vessel owned by the Company and chartered by Cargill International SA Geneva of Geneva, Switzerland occurred in 2007 by the M/V Formentera at Bandar Imman Khomeini, which is referred to above.

The Company did not, and does not, have any agreement, commercial arrangement or other contact with the governments of Cuba, Iran or Syria, or any entities controlled by such governments, and did not, and has not, provide any goods or services to such governments.  To the Company's knowledge, prior to its acquisition by the Company, Ocean Rig did not have any agreement, commercial arrangement, or other contact with the governments of Cuba, Iran or Syria, or any entities controlled by such governments, and did not provide any goods or services to such governments.

2.
Please discuss the materiality of any contacts with Cuba, Iran, and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associate revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, and Syria.

The Company does not believe it has or has had any material contacts with Cuba, Iran or Syria.

Cecilia D. Blye, Esq.
July 23, 2009

First, with respect to its drilling rig segment, the Company has never had a business contact with Cuba, Iran or Syria.  Rather, Ocean Rig was engaged on a drilling contract with a non-Cuban entity in Cuban waters from May 11, 2004 through August 22, 2004, almost four years prior to its acquisition by the Company.  As a result, the Company has made no contacts with Cuba and the contact by Ocean Rig was qualitatively immaterial and out of date.

With respect to its drybulk shipping segment, the Company believes that the port calls made by its vessels on Iranian ports are qualitatively immaterial because all of these port calls were directed by non-Iranian third parties, and not the Company, under charter agreements with the Company.  Moreover, the Company believes that the calls were qualitatively immaterial.  Vessels owned by the Company and engaged on charter by third parties made an aggregate of five calls on Iranian ports in the period January 1, 2006 through March 31, 2009.  This reflects only 0.19% of the total number of port calls made by vessels owned by the Company during the same period.  Additionally, for the fiscal years ended December 31, 2006, 2007 and 2008, and the first quarter ended March 31, 2009, the aforementioned calls at Iranian ports represented only 0.085%, 0.101%, 0.047% and 0.014%, respectively, of the Company's consolidated revenues for such periods.

In conclusion, the Company believes that its drilling rig segment has no business contacts with Cuba, Iran or Syria and that its drybulk shipping segment has qualitatively and quantitatively immaterial contacts with Iran through and directed by third party charterers.  Accordingly, the Company believes that the level of its contacts with Cuba, Iran or Syria poses no material risk to its investors.  Additionally, the Company believes that various state and municipal governments, universities and other investors should not view the Company as doing business with state sponsors of terrorism.

The Company monitors OFAC and international asset control regulations and believes that it is in compliance with all such regulations.

*                              *                                *                                *

Cecilia D. Blye, Esq.
July 23, 2009

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (212) 574-1223, or Charles Cotter of this office at (212) 574-1440, with any questions or comments.

Very truly yours, SEWARD & KISSEL LLP /s/ Gary J. Wolfe by: Gary J. Wolfe
cc:
Max Webb, Esq.
Assistant Director
Division of Corporation Finance

Pradip Bhaumik, Esq.
Special Counsel
Division of Corporation Finance

George Economou
Chief Executive Officer and Interim Chief Financial Officer
DryShips Inc.

23113 0002 1016450